

September 25, 2019

Mónica Miloslavich
Chief Financial Officer
Grana & Montero S.A.A.
Avenida Paseo de la República 4667
Surquillo
Lima 34, Perú

> **Re: Grana & Montero S.A.A.**
> **Form 20-F for the Year Ended December 31, 2018**
> **Filed May 1, 2019**
> **File No. 001-35991**

Dear Ms. Miloslavich:

We have reviewed your August 29, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2019 letter.

Form 20-F for the Year Ended December 31, 2018

2.26 Revenue recognition from contracts with customers
Construction, page 26

1. We note your response to comment three. In order to better understand the Company's accounting, please further address the following:
   - Confirm that when the factors identified in your response are satisfied, the changes to the rights and obligations in the modification are considered enforceable consistent with the guidance in IFRS 15.19. Clarify your disclosures accordingly;
   - You indicate that when the factors listed in your response are satisfied, you recognize revenue only when costs associated with the modification have been incurred. Reconcile this statement to your disclosure on page 26 of your financial statements

> which indicates that a modification is included in contract revenue when the customer is likely to approve the modification, as well as when the amount of income arising from such modification can be measured reliably. Update your disclosures to clarify your accounting accordingly; and
> - Clarify your disclosure to address when variable consideration related to a modification is included in the transaction price.

2. You disclose that revenues from construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project. Under this method, revenues are determined based on the proportion of actual physical completion compared to the total contracted physical construction commitment. Given your reference to total costs and revenues estimated at the end of the project as well as your reference to proportion of actual physical completion, it is unclear whether you are using an output or input method for recognizing revenue. Please clarify and expand your disclosures accordingly. In addition, ensure your expanded disclosures explain how your method of recognizing revenue provides a faithful depiction of the transfer of goods and services. Refer to IFRS 15.124.

Engineering, page 26

3. Please expand your disclosures to clarify the method used to recognize engineering services revenues. In this regard, please clarify what you mean by "…the level of progress on the basis of the progress or percentage of completion." Clarify whether this is an output or input method and how this method is applied. Also, ensure your expanded disclosures explain how the method used to recognize revenue provides a faithful depiction of the transfer of goods and services. Refer to IFRS 15.124.

You may contact Dale Welcome at 202-551-3865 or Jeanne Baker at 202-551-3691 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction